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                              April 6, 2023

       Nick King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 10
                                                            Filed March 29,
2023
                                                            File No. 024-11306

       Dear Nick King:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A Filed March 29, 2023

       General

   1. Please revise to provide financial statement and related information as of and for the year ended December 31,
2022, or tell us why you are not required to do so. Refer to Part
                                                        F/S(b)(3)(A) and Item
9. Management   s Discussion and Analysis of Financial Condition
                                                        and Results of
Operations of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Nick King
VV Markets LLC
April 6, 2023
Page 2

action by the staff.

       Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameNick King
                                                        Division of Corporation
Finance
Comapany NameVV Markets LLC
                                                        Office of Trade &
Services
April 6, 2023 Page 2
cc:       Andrew Stephenson
FirstName LastName